November 28, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. George F. Ohsiek, Jr.

Re:	Crown Crafts, Inc.
Form 10-K for Fiscal Year Ended April 3, 2005
Filed June 21, 2005
Form 10-Q for Fiscal Quarter Ended July 3, 2005
File No. 1-7604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from George F. Ohsiek, Jr. to the undersigned dated November 10, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s November 10, 2005 comment letter.
Form 10-K for Fiscal Year Ended April 3, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7
Results of Operations, page 7
1.	In response to the Staff’s comments, the Company intends to disclose in its future filings additional information regarding the extent to which each factor referenced contributed to the overall change in a financial statement line item where two or more business reasons have been identified as contributing to a material change in that line item. This would include, where practicable and to the extent applicable, the Company’s quantifying the sales contributed by lost programs at major customers in the comparable prior year quarterly and annual period. The Company anticipates that this will result in the inclusion of disclosures similar to the following in future filings:

Securities and Exchange Commission
November 28, 2005

“Net Sales: Sales of bedding, blankets and accessories decreased in fiscal year 2005 primarily as a result of the transition of the Company’s Classic Pooh license to direct-to-retail. Bib and bath sales during this period decreased $1.5 million primarily due to the loss of a bath program at a major customer in the second quarter. Sales volumes of high-end luxury throws have been negatively impacted by the recent downturn in the economy.”
Schedule II, page 16
2.	The Company’s factor assumes the credit risk with respect to factored receivables; however, the Company continues to be responsible for agreed-upon deductions, such as advertising support, markdowns and warehouse and other allowances, which represent the majority of the Company’s allowance for customer deductions. The cost of the allowances for customer deductions is typically a certain percentage of Company sales and therefore, the cost recognized as an offset against sales will fluctuate directly with sales. The allowance for customer deductions that is netted against accounts receivable in the consolidated balance sheet is primarily impacted by the timing of the customer initiated funding requests, but, in the case of allowances for sales returns, is also influenced by the overall volume of uncollected receivables.
Note 2. Summary of Significant Accounting Policies, page F-6
3.	In response to the Staff’s comments, the Company intends to include a disclosure similar to the following in future filings:

“Shipping and handling costs, net of amounts reimbursed by customers, are relatively insignificant and are included in net sales.”
Note 5. Financing Arrangements, page F-10
4.	The Company uses rates for debts of similar companies to estimate the fair value of debt rather than the fair value of its own incremental borrowing rate for similar liabilities due to the fact that the Company has not borrowed any additional funds since its restructuring in July 2001. As such, the Company does not have any current incremental borrowing from which to base fair value. The Company believes that using the rates obtained by similar companies in a similar financial situation as that of the Company as a basis for its estimate of fair value is a reasonable alternative.
     Any additional comments or questions regarding the above-referenced reports or this letter should be directed to the undersigned at telephone (225) 647-9122 or facsimile (225) 647-9104.

Sincerely,
/s/ Amy Vidrine Samson
Amy Vidrine Samson
Chief Financial Officer